EXHIBIT 99.1
                                                                   ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
FIRST QUARTER REPORT TO SHAREHOLDERS
MAY 8, 2007


KEY EVENT

ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED TO MERGE
On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated (Bowater) announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.8 billion ($8.8 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.


HIGHLIGHTS

$70 MILLION LOSS IN THE FIRST QUARTER OF 2007

Abitibi-Consolidated reported a loss of $70 million, or 16 cents a share, in the first quarter ended March 31, 2007, compared to a loss of $33 million, or 8 cents a share, in the same quarter of 2006.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 1: Summary of financial information (in millions of dollars, except per share amounts)

                                    As per financial statements         Before specific items(1)
                                --------------------------------   --------------------------------
                                          First Quarter                      First Quarter
                                --------------------------------   --------------------------------
                                            2007           2006                2007           2006
                                -----------------  -------------   -----------------  -------------
Sales                                     $1,068         $1,237              $1,068         $1,237
EBITDA(1)                                    N/A            N/A                  70            162
Operating profit (loss)                      (47)            41                 (39)            52
Net earnings (loss)                          (70)           (33)                (95)           (36)
  $ per share                              (0.16)         (0.08)              (0.22)         (0.08)
Note (1) Non-GAAP measures

Sales were $1,068 million in the three-month period ending March 31, 2007, compared to $1,237 million in the same period last year. The Company recorded an operating loss of $47 million during the quarter, compared to an operating profit of $41 million for the first quarter of 2006.


SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company's operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss), net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit (loss) before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting
Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

SPECIFIC ITEMS IMPACTING OPERATING PROFIT (LOSS)

In the first quarter of 2007, specific items negatively impacted operating profit (loss) by $8 million, compared to $11 million in the same quarter last year.

FIRST QUARTER 2007
In the first quarter of 2007, the Company recorded a $2 million credit related to adjustments to the settlement of the lumber dispute in December of 2006. An additional credit of $2 million was also recorded in the Company's selling, general and administrative (SG&A) expenses, due to a prior-year capital tax adjustment.

Mill closure and other elements include $11 million of expenses related to the merger with Bowater announced during the quarter. The merger expenses were allocated to the Company's Newsprint, Commercial Printing Papers and Wood Products segments for $6 million, $3 million and $2 million, respectively.
Newsprint operating results were negatively impacted by $1 million of mill closure and other elements, mainly due to the recognition of a liability related to an early retirement program and labour force reductions. Commercial Printing Papers operating results were negatively impacted by $9 million of mill closure and other elements mainly due to the indefinite idling of the Company's Fort William paper mill located in Thunder Bay, Ontario. In the first quarter of 2007, the Company recorded in the Newsprint segment a gain of $9 million on the transfer of 55,000 acres of timberlands from Augusta Newsprint Company to Abitibi-Consolidated, representing the amount of the gain realized from the partner's 47.5% interest in Augusta Newsprint Company. An equivalent amount was recorded in the non-controlling interest line item on the Company's consolidated statements of earnings (loss) to offset the gain on the transfer of the timberlands.

FIRST QUARTER 2006
Specific items for the first quarter of 2006 have been adjusted to take into consideration a $9 million countervailing duty (CVD) and anti-dumping duty (AD) credit related to the lumber dispute settlement reached in April of 2006 and finalized in the fourth quarter of 2006. In the first quarter of 2006, Newsprint operating results were negatively impacted by $3 million, mainly due to the recognition of a liability related to an early retirement program and labour force reductions. Also in the first quarter of 2006, operating results in the Wood Products segment were positively impacted by $1 million, mainly due to compensation for reduction of cutting rights in British Columbia.

Table 2 highlights the impact of the above specific items on operating results by segment.

Table 2: Operating profit (loss) (in millions of dollars)

                                      As per financial statements    Before specific items(1)
                                    -----------------------------  ----------------------------
                                            First Quarter                 First Quarter
                                    -----------------------------  ----------------------------
                                             2007           2006            2007          2006
                                    --------------   ------------  --------------  ------------
Newsprint                                      $8            $42              $5           $45
Commercial Printing Papers                    (20)            (6)             (9)           (6)
Wood Products                                 (35)             5             (35)           13
                                    --------------   ------------  --------------  ------------
                                             ($47)           $41            ($39)          $52
Note (1) Non-GAAP measures


OTHER SPECIFIC ITEMS IMPACTING NET EARNINGS (LOSS)

Other than specific items covered in the previous section, in the first quarter of 2007, Abitibi-Consolidated recorded an after-tax gain on translation of foreign currencies of $29 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company's long-term debt is denominated, and a favourable income tax adjustment of $8 million, mainly due to the revision of prior-period tax provisions. The Company recorded $9 million, in the non-controlling interest line item, to offset, on a consolidated basis, the gain relating to the transfer of 55,000 acres of timberlands discussed in the previous section.

In the first quarter of 2006, the Company recorded an after-tax loss on translation of foreign currencies of $12 million, mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of the Company's long-term debt is denominated. Also, the Company recorded a positive income tax adjustment of $22 million, mainly related to the favourable settlement of a prior-year income tax issue.

Table 3: Impact of specific items on net earnings (loss) (in millions of dollars, except per share amounts)

                                                                                   First Quarter
                                                               ---------------------------------------------------
                                                                          2007                            2006
                                                               --------------------------  -----------------------
                                                                BEFORE TAX     AFTER TAX    Before Tax  After Tax
                                                               ------------  ------------  -----------------------
Net earnings (loss) as reported in the financial statements                         ($70)                    ($33)
    $ per share                                                                    (0.16)                   (0.08)

Specific items:
  Impacting operating profit (loss) (as per Table 2)                     8             3            11          7
  Loss (gain) on translation of foreign currencies                     (33)          (29)           15         12
  Transfer of Augusta timberlands (Minority interest)                    -             9             -          -
  Income tax expense (recovery)                                                       (8)                     (22)

                                                                            -------------              -----------
Net earnings (loss) excluding specific items(1)                                     ($95)                    ($36)
    $ per share(1)                                                                 (0.22)                   (0.08)
Note (1) Non-GAAP measures

RESULTS BEFORE SPECIFIC ITEMS

As specific items have been covered in the previous section, the following comparison and analysis will only focus on the Company's performance related to normal operating activities.

CONSOLIDATED RESULTS BEFORE SPECIFIC ITEMS

Before specific items, the $91 million reduction in operating results in the first quarter of 2007 is mainly attributable to lower prices in the Company's Newsprint and Wood Products business segments, as well as higher cost of products sold and lower sales volume for all segments.

Table 4: Consolidated results before specific items(1) (in millions of dollars, except per share amounts)

                                                          Fav/(unfav) variance due to
                                       FIRST     -----------------------------------------------    First
                                      QUARTER                   Foreign                            Quarter
                                       2007        Volume      exchange      Prices       Costs     2006
                                   ------------  ----------------------------------------------- ------------
Sales                                  $ 1,068        ($134)        ($4)       ($31)        $ -      $ 1,237
Cost of products sold                      842           98          (7)          -         (27)         906
Distribution costs                         116           13          (1)          -           1          129
CVD, AD and other duties                     4            -           -           -          (4)           -
SG&A                                        36            -           -           -           4           40
                                   ------------  ----------- ----------- ----------- ----------- ------------
EBITDA(1)                                 $ 70         ($23)       ($12)       ($31)       ($26)       $ 162
Amortization                               109            -           -           -           1          110
                                   ------------  ----------- ----------- ----------- ----------- ------------
Operating profit (loss)                   ($39)        ($23)       ($12)       ($31)       ($25)        $ 52
Financial expenses                          85                                                            83
Other expenses                               6                                                             7
Income tax expense (recovery)              (40)                                                          (11)
Share of earnings from investments
  subject to significant influence           1                                                             -
Non-controlling interests                   (6)                                                           (9)
                                   ============                                                  ============
Net earnings (loss)                       ($95)                                                         ($36)
  $ per share                            (0.22)                                                        (0.08)
Note (1) Non-GAAP measures


When comparing the average exchange rate in the first quarter of 2007 to the same period in 2006, the Canadian dollar weakened by 1.5% compared to the U.S. dollar. The Company estimates that this had a favourable impact of approximately $9 million on its operating results, compared to the same period last year. The Company's hedging program was, however, unfavourable by $24 million mainly due to a positive contribution of $22 million in the first quarter of 2006, compared to a negative contribution of $2 million in the first quarter of 2007. Other currency exchange rates had a positive impact of $3 million.

Financial expenses totalled $85 million in the first quarter of 2007, compared to $83 million in 2006. The increase is mainly due to the higher interest cost due to higher use of the Company's revolving credit facility.

SEGMENTED RESULTS BEFORE SPECIFIC ITEMS

NEWSPRINT

In the Newsprint segment, the $40 million reduction in operating profit before specific items is mainly due to lower sales volume, lower North American selling prices and higher cost of products sold.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 5: Newsprint operating results before specific items(1) (in millions of dollars)

                                                             Fav/(unfav) variance due to
                                        FIRST    -----------------------------------------------      First
                                       QUARTER                   Foreign                             Quarter
                                        2007         Volume     exchange     Prices      Costs        2006
                                   ------------  ----------------------------------------------- ------------
Sales                                    $ 576         ($77)        $ 2        ($11)        $ -        $ 662
EBITDA(1)                                   64          (15)         (6)        (11)        (10)         106
Amortization                                59            -           -           -           2           61
Operating profit (loss)                      5          (15)         (6)        (11)         (8)          45
Note (1) Non-GAAP measures


The Company's newsprint shipments in the first quarter of 2007 were 779,000 tonnes, compared to 880,000 tonnes in the first quarter of 2006. The reduction in shipments was mainly attributable to lower sales in North America.

At the end of the first quarter of 2007, the Company's newsprint inventories were approximately 60,000 tonnes higher than both at the end of the first quarter 2006 and at the end of December 2006. The increase is mainly due to inventory build-up required for higher international sales.

Year-over-year, the first quarter of 2007 average price in the U.S. was US$30 per tonne lower. In most regions of the world, especially in Europe, newsprint prices have increased, compared to the same quarter last year. During the first quarter of 2007, average newsprint price in the U.S. also decreased by approximately US$30 per tonne, compared to the previous quarter as a result of the market softening in North America.

On a per tonne basis, cost of products sold for newsprint in the first quarter of 2007 was $24 higher than in the same quarter of 2006. The increase in costs was mainly due to higher recycled fibre prices and the weaker Canadian dollar increasing production costs in Canadian dollars of the Company's U.S. mills.

According to the Pulp and Paper Products Council (PPPC), total U.S. newsprint consumption was down by 12.2% in the first quarter of 2007, compared to the first quarter of 2006, as daily publishers' advertising volume and circulation continued on a downward trend. In the first quarter of 2007, total inventory increased by 197,000 tonnes, compared to an increase of 49,000 in the first quarter of 2006. North American newsprint production declined 4.5% in the first quarter of 2007, compared to the same period in 2006. In the first quarter of 2007, the operating rate of the North American industry was 94%, compared to 95% in the same period of 2006.

The Company expects 2007 worldwide newsprint demand to increase slightly. Specific regions should continue to deliver positive growth in demand, such as Eastern Europe, China, India, Turkey and, to a certain extent, Brazil. Nonetheless, whether impacted by a weakened advertising/circulation environment or inventory de-stocking, North American newsprint demand is expected to decrease by approximately 6% this year.

COMMERCIAL PRINTING PAPERS

In the Commercial Printing Papers segment, the $3 million reduction in operating results before specific items is mainly due to higher cost of products sold, partly offset by higher mill nets.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 6: Commercial  Printing Papers operating results before specific items(1)
(in millions of dollars)

                                                          Fav/(unfav) variance due to
                                      FIRST      -----------------------------------------------     First
                                     QUARTER                     Foreign                            Quarter
                                      2007           Volume     exchange     Prices      Costs        2006
                                   ------------  ----------------------------------------------- ------------
Sales                                    $ 352         ($14)        ($4)       $ 10         $ -        $ 360
EBITDA(1)                                   30           (2)         (4)         10          (6)          32
Amortization                                39            -           -           -          (1)          38
Operating profit (loss)                     (9)          (2)         (4)         10          (7)          (6)
Note (1) Non-GAAP measures


The Company's shipments of commercial printing papers totalled 401,000 tonnes in the first quarter of 2007, compared to 419,000 tonnes in the first quarter of 2006. On February 25, 2007, Abitibi-Consolidated idled its Fort William paper mill for an indefinite period, due to market conditions and high production costs. The mill has an annual production capacity of approximately 145,000 tonnes of commercial printing papers. In addition, the Company took market-related downtime at two of its commercial printing paper mills. In total, the Company removed 37,000 tonnes of production in the first quarter of 2007.

During the first quarter of 2007, the average price for commercial printing papers in the U.S. remained stable, compared to the previous quarter. Compared to the first quarter of 2006, the average price in the U.S. was 3% higher.

On a per tonne basis, cost of products sold for commercial printing papers in the first quarter of 2007 was $22 higher than in the same quarter of 2006. The cost increase was due to lower production volume as a result of market-related downtime, while furnish price increases were more than offset by better productivity.

According to the PPPC, North American demand for uncoated groundwood papers increased 1.4% in the first quarter of 2007, compared to the same period of 2006. This is the third consecutive quarter of growth for uncoated groundwood papers. The increase was driven by higher demand for hi-gloss and lightweight papers, partly offset by a weaker demand for standard grades.

The outlook for uncoated groundwood papers demand remains positive. Demand growth is expected to be driven largely by hi-gloss paper, which is rebounding from the previous-year decline, as well as increased demand for superbrite and lightweight papers.

WOOD PRODUCTS

In the Wood Products segment, the $48 million reduction in operating results before specific items is mainly due to lower selling prices and sales volume as well as higher cost of products sold per thousand board feet.

[GRAPHIC OMITTED  --  BAR GRAPHS]

Table 7: Wood Products operating results before specific items(1) (in millions of dollars)

                                                          Fav/(unfav) variance due to
                                      FIRST      -----------------------------------------------    First
                                     QUARTER                     Foreign                           Quarter
                                      2007           Volume     exchange     Prices       Costs      2006
                                   ------------  ----------------------------------------------- ------------
Sales                                    $ 140         ($43)        ($2)       ($30)        $ -        $ 215
EBITDA(1)                                  (24)          (6)         (2)        (30)        (10)          24
Amortization                                11            -           -           -           -           11
Operating profit (loss)                    (35)          (6)         (2)        (30)        (10)          13
Note (1) Non-GAAP measures


Sales  volume in the first  quarter of 2007  totalled  399  million  board feet
(MBf), compared to 499 MBf for the same period in 2006. Average selling prices in Canadian dollars for the first quarter of 2007 were 19% lower than in the same quarter of 2006, as a result of lower U.S. dollar lumber prices.

During the fourth quarter of 2006, the Company announced the idling of five Quebec sawmills, including a sawmill owned by Produits Forestiers Saguenay Inc., a subsidiary of Abitibi-Consolidated. The temporary closures were mainly attributable to deteriorating wood products market conditions as well as high production and fibre costs. At this time, two of the five sawmills are still idled. In addition to these temporary closures, the Company curtailed production in certain other sawmills.

On a per thousand board feet basis, cost of products sold for wood products in the first quarter of 2007 was $17 higher than in the first quarter of 2006. This was mainly due to lower production related to downtime and by the devaluation of finished goods inventory at realizable value for $7 million.

In the United States,  housing  starts  decreased by 23% from an annual rate of
1.972 million units during March of 2006 to 1.518 million units in March of 2007. During the first quarter of 2007, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 19% for both 2x4 Stud and 2x4 Random Length, compared to the same period of 2006.

BALANCE SHEET

As at March 31, 2007, total long-term debt amounted to $3,925 million for a ratio of net debt to total capitalization of 0.611, compared to $3,864 million for a net debt to total capitalization ratio of 0.592 as at December 31, 2006. The increase in the Company's long-term debt is mainly attributable to additional working capital requirements. As at March 31, 2007, cash and cash equivalents amounted to $132 million, a decrease of $71 million compared to December 31, 2006.

On March 23, 2007, Moody's Investors Service downgraded the Company's corporate rating from B1 to B2 and senior unsecured debt ratings from B2 to B3. At the same time, the liquidity rating was affirmed at SGL-2, indicating good liquidity.

Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 59.8% at the end of March 2007 and the interest coverage ratio was 2.3x for the twelve-month period ended March 31, 2007, both ratios being compliant with the covenants of the said facilities. At the end of March 2007, the Company had drawn $310 million on these credit facilities.

As at March 31, 2007, the outstanding balance of the Company's securitization programs, in Canadian dollars, was $385 million, compared to $433 million as at December 31, 2006.


LIQUIDITY AND CAPITAL RESOURCES

Cash used for operating activities totalled $170 million for the first quarter ended March 31, 2007, compared to $101 million in the corresponding period of 2006. The increase in cash used is mainly due to the lower operating results. This was partly offset by lower working capital requirements in the first quarter of 2007, compared with the same quarter last year.

Capital expenditures were $26 million for the three-month period ended March 31, 2007, compared to $37 million in the corresponding period last year. On March 8, 2007, Abitibi-Consolidated announced an investment of $84.3 million in a new biomass energy generator to be located at its Fort Frances, Ontario, pulp and paper mill. The Company's net contribution to this project will be $61.8 million. Construction is scheduled to begin in the summer of 2007, and the generator is anticipated to be in operation during the fall of 2008. The equipment will use renewable, cost-effective fuel from wood waste to generate steam and 45.5 Megawatts (MW) of electricity for the mill which should eliminate approximately 90% of its current greenhouse gas emission. The new biomass boiler will burn mill-generated wood waste and primary sludge, as well as harvest slash from woodlands operations and wood waste from area sawmills. This project is expected to reduce the mill's manufacturing costs by approximately $26 million annually. The Company intends to limit its capital expenditure program in 2007 to approximately $165 million.

SHARES OUTSTANDING

As at March 31, 2007, the number of shares outstanding remained constant at 440 million, compared to the end of the same period in 2006. There were 15.6 million options outstanding at the end of March 2007, compared to 14.5 million as at the end of December 2006.


OTHER NOTEWORTHY EVENTS

On April 2, 2007, Abitibi-Consolidated closed the transaction with the Caisse de depot et placement du Quebec (Caisse) announced in January of 2007 to create a partnership for the Company's Ontario hydroelectric assets, consisting of approximately 137 MW of installed capacity. The Company has retained a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse has acquired a 25% interest. The Caisse has also provided ACH Limited Partnership with a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, has yielded gross proceeds of $297.5 million to Abitibi-Consolidated. ACH Limited Partnership is intended to be Abitibi-Consolidated's growth vehicle in energy generation. The transaction will be accounted for in the second quarter of 2007.

With respect to the divestiture of 55,000 acres of timberlands located in Georgia and South Carolina, Abitibi-Consolidated and its partner have agreed that all proceeds from the sale of the timberlands would go to the Company. Therefore, Abitibi-Consolidated acquired the timberlands from Augusta Newsprint Company in February of 2007. The Company expects to sell the majority of the timberlands before the end of the third quarter and to complete the sale before the end of the year with proceeds expected to be in excess of US$100 million.

SELECTED QUARTERLY INFORMATION

Table 8: Summary of quarterly results (in millions of dollars, except otherwise noted)

                                           2007                  2006                                2005
                                        -------- ----------------------------------- -----------------------------------
                                            Q-1      Q-4      Q-3      Q-2      Q-1      Q-4      Q-3      Q-2      Q-1
                                        -------- -------- -------- -------- -------- -------- -------- -------- --------
Sales                                    $1,068   $1,180   $1,181   $1,253   $1,237   $1,310   $1,355   $1,354   $1,323
Operating profit (loss) from
  continuing operations                     (47)     236        2       48       41     (352)       8       57       11
Operating profit (loss) from
  continuing operations before
  specific items(1)                         (39)      17       10       57       52       15       49       58       19
Earnings (loss) from continuing
  operations                                (70)     (22)     (48)     157      (33)    (345)      95      (49)     (54)
Earnings (loss) from continuing
  operations per share                    (0.16)   (0.05)   (0.11)    0.36    (0.08)   (0.79)    0.22    (0.11)   (0.13)
Net earnings (loss)                         (70)     (22)     (48)     157      (33)    (355)      99      (43)     (51)
Net earnings (loss) per share             (0.16)   (0.05)   (0.11)    0.36    (0.08)   (0.81)    0.23    (0.10)   (0.12)
Exchange rates (CDN$1= US$):
 Average noon rate                        0.854    0.878    0.892    0.891    0.866    0.852    0.832    0.804    0.815
Note (1) Non-GAAP measures


CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3865, HEDGES, and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the U.S. Financial Accounting Standards Board. These new recommendations have been adopted by the Company for the fiscal year beginning on January 1, 2007.

These new recommendations did not have a significant impact on the Company's financial position, earnings or cash flows, but require presenting two new statements entitled "Comprehensive Income (Loss)" and "Changes in Shareholders' Equity". More information on the above changes is presented in Note 1 of the Company's interim consolidated financial statements.


ACCOUNTING CHANGES

In 2006, the CICA issued Section 1506, ACCOUNTING CHANGES, of the Handbook. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company applied this standard as of January 1, 2007.

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

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended March 31, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A, and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.

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